UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                      NETWORK ACCESS SOLUTIONS CORPORATION
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)

                                    64120S109
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                                 (CUSIP Number)

                                 Wayne A. Wirtz
                             SBC Communications Inc.
                             175 East Houston Street
                              San Antonio, TX 78205
                                 (210) 351-3736
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                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 22, 2000
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             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         (Continued on following pages)
                               (Page 1 of 8 Pages)


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CUSIP No. 64120S109           13D/A                           Page 2 of 8 Pages

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1)  NAME OF REPORTING PERSON                            SBC Communications Inc.
                                                        I.D. # 43-1301883

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2)  CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
                                                               (a)       [ ]
                                                               (b)       [ ]

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3)  SEC USE ONLY

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4)  SOURCE OF FUNDS:                                                        WC

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5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]

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6)  CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware

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NUMBER OF                   7)  SOLE VOTING POWER                    3,092,009
SHARES                          -----------------------------------------------
BENEFICIALLY                8)  SHARED VOTING POWER                          0
OWNED BY                        -----------------------------------------------
EACH                        9)  SOLE DISPOSITIVE POWER               3,092,009
REPORTING                       -----------------------------------------------
PERSON WITH                10) SHARED DISPOSITIVE POWER                      0
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11) AGGREGATE AMOUNT BENEFICIALLY OWNED                              3,092,009
    BY EACH REPORTING PERSON

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12) CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                                         [ ]

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13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                      6.5%

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14) TYPE OF REPORTING PERSON:                                               HC

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                                                             Page 3 of 8 Pages

                         AMENDMENT NO. 1 TO SCHEDULE 13D
                          RELATING TO COMMON SHARES OF
                      NETWORK ACCESS SOLUTIONS CORPORATION


     This Amendment No. 1 to the Schedule 13D is being filed by SBC Communications Inc. to report the conversion of its holdings of Series B Convertible Preferred Stock of Network Access Solutions into Common Stock, as described below.

Item 1.  Security and Issuer

     Common stock, par value $0.001 per share ("Common Stock"), of Network Access Solutions Corporation, 13650 Dulles Technology Drive, Herndon, Virginia 20171.

Item 2.  Identity and Background

     (a) and (b) The Reporting Person is a Delaware corporation, with its principal office and principal place of business at 175 East Houston, San Antonio, Texas 78205-2233. Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of the Reporting Person. The Reporting Person is a communications holding company whose subsidiaries and affiliates provide communications services, including landline and wireless telecommunications services and equipment, directory advertising, publishing services and Internet access services.

     (c ) Per Instruction C, the name and present principal occupation of each executive officer and director of the Reporting Person is set forth in Exhibit I hereto and incorporated herein by reference. The business address of all of the individuals listed on Exhibit I is c/o the Vice President and Secretary, SBC Communications Inc., 175 East Houston, 11th Floor, San Antonio, Texas 78205.

     (d) During the last five years, neither the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors.)

     (e) During the last five years, neither the Reporting Person nor, to the best of its knowledge, any of its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

     (f) Each executive officer and director of the Reporting Person is a citizen of the United States, except for director Carlos Slim Helu, who is a citizen of Mexico.



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                                                             Page 4 of 8 Pages

         (g)      Delaware.

Item 3.  Source and Amount of Funds or Other Consideration

     On March 7, 2000, the Reporting Person used $75,000,000.00 of its working capital to purchase 750,000 shares of Series B Convertible Preferred Stock of the Issuer.

Item 4.  Purpose of Transaction

     The Reporting Person and the Issuer entered into a Stock Purchase Agreement, dated February 4, 2000 (the "Stock Purchase Agreement"), pursuant to which the Reporting Person agreed to purchase, and the Issuer agreed to sell, 750,000 shares of the Issuer's Series B Convertible Preferred Stock for $75,000.000.00. Under the Certificate of Designations of the Series B Convertible Preferred Stock, the shares of the Issuer's Series B Convertible Preferred Stock are convertible, at any time, at the holder's option, into shares of the Issuer's Common Stock at a conversion rate of 1:3.2258. The purchase and sale of the Series B Convertible Preferred Stock was consummated on March 7, 2000, following the receipt of regulatory approvals and the satisfaction of the other closing conditions. In addition, on June 4, 1999, as part of the Issuer's initial public offering, the Reporting Person had purchased 537,634 shares of the Issuer's Common Stock.

     On December 22, 2000, the Reporting Person exercised its right to convert 750,000 shares of the Issuer's Series B Convertible Preferred Stock into 2,554,375 shares of the Issuer's Common Stock. The Reporting Person, then, for purposes of Section 13 of the Securities Exchange Act, is the beneficial owner of 3,092,009 shares of the Issuer's Common Stock, or approximately 6.5% of the shares of the Issuer's Common Stock. Also, when the shares of Series B Convertible Preferred Stock were converted into shares of Common Stock, the Reporting Person relinquished its right to elect a designee as a member of the Issuer's Board of Directors.

     Concurrently with the execution of the Stock Purchase Agreement, a Right of First Offer Agreement (the "Aust Right of First Offer Agreement") was entered into by the Reporting Person; Telefonos de Mexico, S.A. de C.V. ("Telmex"), which also purchased 750,000 shares of Series B Convertible Preferred Stock from the Issuer; the Issuer; and the Issuer's Chairman, Chief Executive Officer, and President, Jonathan P. Aust ("Aust"). Aust granted SBC and Telmex a right of first offer with respect to future sales by Aust of any securities of the Issuer that Aust owns beneficially or of record. The right of first offer is contingent on the Reporting Person and Telmex owning all of the shares of Series B Preferred Stock (or any shares of Common Stock received upon conversion) that they acquired under the Stock Purchase Agreement.

     A similar Right of First Offer Agreement (the "Spectrum Right of First Offer Agreement") was entered into by the Reporting Person, Telmex, the Issuer, and two shareholders of the Issuer, Spectrum Equity Investors II, L.P. ("SEA") and SEA 1998 II, L.P. ("SEI"). SEA


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                                                             Page 5 of 8 Pages

     and SEI granted the Reporting Person and Telmex a right of first offer with respect to future sales by SEA and SEI of any securities of the Issuer that SEA and SEI own beneficially or of record. The right of first offer is contingent on the Reporting Person and Telmex owning all of the shares of Series B Preferred Stock (or any shares of Common Stock received upon conversion) that they acquired under the Stock Purchase Agreement.

     A Registration Rights Side Letter (the "Registration Rights Side Letter") was entered into by the Reporting Person, Telmex, SEA, SEI, and two other shareholders of the Issuer, FBR Technology Venture Partners L.P. ("FBR") and W2 Venture Partners, LLC ("W2"). SEA, SEI, FBR and W2 (collectively, the "Prior Shareholders") consented to the participation of the Reporting Person and Telmex in any registration statement in which the Prior Shareholders participated. The Reporting Person likewise consented to the participation of Telmex and the Prior Shareholders in any registration statement in which the Reporting Person participated, and Telmex did the same with respect to the Reporting Person and the Prior Shareholders.

     A Summary of Operating Agreement was entered into by the Reporting Person, Telmex and the Issuer, pursuant to which the parties agreed to negotiate definitive agreements concerning the Reporting Person's and Telmex's purchase of digital subscriber line and other local telecommunications services from the Issuer.

     The Reporting Person and the Issuer were parties to a Loan Agreement, pursuant to which the Reporting Person lent the Issuer $15,000,000.00, which accrued interest at the Prime Rate plus 2% per annum, until regulatory approvals were received for the closing of the Stock Purchase Agreement, at which point interest accrued at 7% per annum. Telmex and the Issuer were parties to a similar Loan Agreement, pursuant to which Telmex lent the Issuer $15,000,000.00.

     The  foregoing  description  is  qualified  in its  entirety  by the  Stock
Purchase Agreement, the Certificate of Designations, the Aust Right of First Offer Agreement, the Spectrum Right of First Offer Agreement, and the Registration Rights Side Letter, which are referenced in Item 7 of this Schedule 13D and incorporated in this Item 4 by reference.

Item 5.  Interest in Securities of the Issuer

     (a) As of the date hereof, the Reporting Person beneficially owns an aggregate of 3,092,009 shares of the Issuer's Common Stock.

     (b) The Reporting Person has sole power to vote and dispose the shares of Common Stock that the Reporting Person beneficially owns.

     (c)      See Item 4.

     (d)      Not Applicable.

                                                             Page 6 of 8 Pages

     (e)      Not Applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         See Item 4.

Item 7.  Material to be Filed as Exhibits

     Exhibits identified in parentheses below, on file with the Securities and Exchange Commission, are incorporated herein by reference as exhibits hereto. Unless otherwise indicated, all exhibits so incorporated are from File No. 5-58195.

Exhibit No.       Description

     I            Directors and Executive Officers of SBC Communications Inc.

     II Stock Purchase Agreement, dated as of February 4, 2000, between the Issuer and the Reporting Person (Exhibit II to Schedule 13D dated March 7, 2000).

     III Certificate of Designations, dated February 4, 2000, with respect to the Issuer's Series B Convertible Preferred Stock (Exhibit III to Schedule 13D dated March 7, 2000).

     IV Right of First Offer Agreement, dated as of February 4, 2000, among Aust, the Reporting Person, Telmex and the Issuer (Exhibit IV to Schedule 13D dated March 7, 2000).

     V Right of First Offer Agreement, dated as of February 4, 2000, among SEI, SEA, the Reporting Person, Telmex and the Issuer (Exhibit V to Schedule 13D dated March 7, 2000).

     VI Registration Rights Side Letter, dated February 4, 2000, from SEA, SEI, FBR and W2 to the Reporting Person and Telmex (Exhibit VI to Schedule 13D dated March 7, 2000).




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                                                             Page 7 of 8 Pages


                                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 10, 2001                   SBC COMMUNICATIONS INC.



                                          By: /s/ James S. Kahan
                                              James S. Kahan
                                              Senior Executive Vice President -
                                              Corporate Development



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                                                            Page 8 of 8 Pages



                                  EXHIBIT INDEX

     Exhibits identified in parentheses below, on file with the Securities and Exchange Commission, are incorporated herein by reference as exhibits hereto. Unless otherwise indicated, all exhibits so incorporated are from File No. 5-58195.


Exhibit No.       Description

     I            Directors and Executive Officers of SBC Communications Inc.

     II Stock Purchase Agreement, dated as of February 4, 2000, between the Issuer and the Reporting Person (Exhibit II to Schedule 13D dated March 7, 2000).

     III Certificate of Designations, dated February 4, 2000, with respect to the Issuer's Series B Convertible Preferred Stock (Exhibit III to Schedule 13D dated March 7, 2000).

     IV Right of First Offer Agreement, dated as of February 4, 2000, among Aust, the Reporting Person, Telmex and the Issuer (Exhibit IV to Schedule 13D dated March 7, 2000).

     V Right of First Offer Agreement, dated as of February 4, 2000, among SEI, SEA, the Reporting Person, Telmex and the Issuer (Exhibit V to Schedule 13D dated March 7, 2000).

     VI Registration Rights Side Letter, dated February 4, 2000, from SEA, SEI, FBR and W2 to the Reporting Person and Telmex (Exhibit VI to Schedule 13D dated March 7, 2000).

                                                            Page 9 of 8 Pages

                                    EXHIBIT I

                        DIRECTORS AND EXECUTIVE OFFICERS
                           OF SBC COMMUNICATIONS INC.
                              As of January 5, 2001

     The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each director, advisory director and executive officer of SBC Communications Inc. ("SBC") is set forth below. The business address of each director and executive officer is SBC Communications Inc., 175 East Houston, San Antonio, TX 78205, unless otherwise noted. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with SBC.

Name                     Present Principal Occupation or Employment

                                        Directors

Edward E. Whitacre, Jr.  Chairman and Chief Executive Officer
Clarence C. Barksdale    Vice Chairman, Board of Trustees, Washington University
James E. Barnes          Chairman of the Board, President and Chief Executive
                         Officer, MAPCO Inc., Retired
August A. Busch, III     Chairman of the Board and President, Anheuser-Busch
                         Companies, Inc.
William P. Clark         Chief Executive Officer, Clark Company
Martin K. Eby, Jr.       Chairman of the Board and Chief Executive Officer,
                         The Eby Corporation
Herman E. Gallegos       Independent Management Consultant
Jess T. Hay              Chairman, HCB Enterprises Inc.; Chairman of the Texas
                         Foundation for Higher Education
Bobby R. Inman           United States Navy, Retired
Charles F. Knight        Chairman and Chief Executive Officer, Emerson
                         Electric Co.
Mary S. Metz             President, S. H. Cowell Foundation
Toni Rembe               Partner, Pillsbury Madison & Sutro LLP
S. Donley Ritchey        Managing Partner, Alpine Partners
Joyce M. Roche           Independent Consultant
Carlos Slim Helu         Chairman of the Board, Telefonos de Mexico,
                         S.A. de C.V.

                                       Advisory Director

Gilbert F. Amelio        President and Founder, AmTech, LLC


                             Exhibit I - Page 1 of 2





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                                                            Page 10 of 8 Pages

Name                    Present Principal Occupation or Employment

                                       Executive Officers

Edward E. Whitacre, Jr. Chairman and Chief Executive Officer
James W. Callaway       Group President
Cassandra C. Carr       Senior Executive Vice President - External Affairs
James D. Ellis          Senior Executive Vice President and General Counsel
Charles E. Foster       Group President
Ross K. Ireland         Senior Executive Vice President - Services
Karen E. Jennings       Senior Executive Vice President - Human Resources
James S. Kahan          Senior Executive Vice President - Corporate Development
Donald E. Kiernan       Senior Executive Vice President and Chief Financial
                        Officer
Forrest E. Miller       President and Chief Executive Officer (Southern New
                        England Telecommunications Corporation)
Edward A. Mueller       President and Chief Executive Officer (Ameritech
                        Corporation)
Stanley T. Sigman       President and Chief Executive Officer (Southwestern
                        Bell Telephone Company)
Rayford Wilkins, Jr.    President and Chief Executive Officer (Pacific Bell
                        Telephone Company and Nevada Bell Telephone Company)











                             Exhibit I - Page 2 of 2